Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Unaudited Condensed Consolidated Interim Financial Statements As at June 30, 2025

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2025	2024	2025
				Convenience Translation
	Note	€ in thousands		into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents		46,500	41,134	54,542
Restricted cash	4	13,930	656	16,339
Intangible asset from green certificates		223	178	262
Trade and revenue receivables	5	4,655	5,393	5,460
Other receivables		15,066	15,341	17,672
Derivatives asset short-term		638	146	748
Other receivables in connection with investment transaction	6	13,686	-	16,053
		94,698	62,848	111,076
Non-current assets
Investment in equity accounted investee	6	39,607	41,324	46,457
Advances on account of investments		547	547	642
Fixed assets	9	499,991	482,747	586,466
Right-of-use asset	11	41,301	34,315	48,444
Restricted cash and deposits	4	13,128	17,052	15,399
Deferred tax		10,159	9,039	11,916
Long term receivables	5	14,960	13,411	17,547
Derivatives	7	14,923	15,974	17,504
		634,616	614,409	744,375
Total assets		729,314	677,257	855,451

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans		37,906	21,316	44,462
Current maturities of other long-term loans		3,666	5,866	4,300
Current maturities of debentures		11,796	35,706	13,836
Trade payables		8,384	8,856	9,833
Other payables	9	12,032	10,896	14,113
Current maturities of derivatives	7	41	1,875	48
Current maturities of lease liabilities		791	714	928
Warrants		1,876	1,446	2,200
		76,492	86,675	89,720
Non-current liabilities
Long-term lease liabilities	11	32,953	25,324	38,652
Long-term bank loans		240,410	245,866	281,990
Other long-term loans		39,130	30,448	45,898
Debentures		190,348	155,823	223,269
Deferred tax		2,614	2,609	3,066
Other long-term liabilities		975	939	1,144
Derivatives		171	288	201
		506,601	461,297	594,220
Total liabilities		583,093	547,972	683,940

Equity
Share capital		25,613	25,613	30,043
Share premium		86,275	86,271	101,197
Treasury shares		(1,736)	(1,736)	(2,036)
Transaction reserve with Non-controlling interests		14,757	5,697	17,309
Reserves		5,483	14,338	6,431
Accumulated deficit		(11,251)	(11,561)	(13,197)
Total equity attributed to shareholders of the Company		119,141	118,622	139,747
Non-controlling interest		27,080	10,663	31,764
Total equity		146,221	129,285	171,511
Total liabilities and equity		729,314	677,257	855,451

*	Convenience translation into US$ (exchange rate as at June 30, 2025: EUR 1 = US$ 1.173)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss

	For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2025	2024	2024	2025
	€ in thousands (except per share amounts)			Convenience Translation into US$*

Revenues	20,136	19,456	40,467	23,619
Operating expenses	(9,206)	(9,523)	(19,803)	(10,798)
Depreciation and amortization expenses	(8,488)	(8,231)	(15,887)	(9,956)
Gross profit	2,442	1,702	4,777	2,865
Project development costs	(2,870)	(2,281)	(4,101)	(3,366)
General and administrative expenses	(3,384)	(3,034)	(6,063)	(3,969)
Share of profits of equity accounted investee	12	1,809	11,062	14
Other income	1,431	-	3,409	1,678
Operating profit (loss)	(2,369)	(1,804)	9,084	(2,778)
Financing income	7,051	2,424	2,495	8,270
Financing income in connection with derivatives and warrants, net	439	2,852	1,140	515
Financing expenses	(8,468)	(7,886)	(23,286)	(9,933)
Financing expenses, net	(978)	(2,610)	(19,651)	(1,148)
Loss before taxes on income	(3,347)	(4,414)	(10,567)	(3,926)
Tax benefit	1,771	988	1,424	2,077
Loss from continuing operations	(1,576)	(3,426)	(9,143)	(1,849)
Profit from discontinued operations (net of tax)	-	79	137	-
Loss for the period	(1,576)	(3,347)	(9,006)	(1,849)
Loss attributable to:
Owners of the Company	310	(1,434)	(6,524)	364
Non-controlling interests	(1,886)	(1,913)	(2,482)	(2,213)
Loss for the period	(1,576)	(3,347)	(9,006)	(1,849)
Other comprehensive loss items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(9,048)	(433)	8,007	(10,613)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	255	255	-
Effective portion of change in fair value of cash flow hedges	2,634	9,126	5,631	3,090
Net change in fair value of cash flow hedges transferred to profit or loss	(2,282)	(3,284)	(813)	(2,677)
Total other comprehensive income (loss)	(8,696)	5,664	13,080	(10,200)
Total other comprehensive income (loss) attributable to:
Owners of the Company	(8,855)	2,705	10,039	(10,386)
Non-controlling interests	159	2,959	3,041	186
Total other comprehensive income (loss)	(8,696)	5,664	13,080	(10,200)
Total comprehensive income (loss) for the period	(10,272)	2,317	4,074	(12,049)
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	(8,545)	1,271	3,515	(10,022)
Non-controlling interests	(1,727)	1,046	559	(2,027)
Total comprehensive income (loss) for the period	(10,272)	2,317	4,074	(12,049)

Basic loss per share	0.02	(0.10)	(0.51)	0.02
Diluted loss per share	0.02	(0.10)	(0.51)	0.02
Basic loss per share from continuing operations	0.02	(0.11)	(0.52)	0.02
Diluted loss per share from continuing operations	0.02	(0.11)	(0.52)	0.02
Basic profit per share from discontinued operation	-	0.01	0.01	-
Diluted profit per share from discontinued operation	-	0.01	0.01	-

*	Convenience translation into US$ (exchange rate as at June 30, 2025: EUR 1 = US$ 1.173)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the six months ended June 30, 2025:
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Profit (loss) for the period	-	-	310	-	-	-	-	310	(1,886)	(1,576)
Other comprehensive income (loss) for the period	-	-	-	-	(8,900)	45	-	(8,855)	159	(8,696)
Total comprehensive income (loss) for the period	-	-	310	-	(8,900)	45	-	(8,545)	(1,727)	(10,272)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from Non-controlling interests (see Note 1B)	-	-	-	-	-	-	9,060	9,060	16,996	26,056
Issuance of capital note to Non-controlling interest	-	-	-	-	-	-	-	-	1,148	1,148
Share-based payments	-	4	-	-	-	-	-	4	-	4
Balance as at June 30, 2025	25,613	86,275	(11,251)	(1,736)	(454)	5,937	14,757	119,141	27,080	146,221

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the six months ended June 30, 2024:
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the period	-	-	(1,434)	-	-	-	-	(1,434)	(1,913)	(3,347)
Other comprehensive income (loss) for the period	-	-	-	-	(170)	2,875	-	2,705	2,959	5,664
Total comprehensive income (loss) for the period	-	-	(1,434)	-	(170)	2,875	-	1,271	1,046	2,317
Transactions with owners of the Company, recognized directly in equity:
Share-based payments		61						61		61
Balance as at June 30, 2024	25,613	86,220	(6,471)	(1,736)	215	6,789	5,697	116,327	11,150	127,477

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non- controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the year ended December 31, 2024:
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the year	-	-	(6,524)	-	-	-	-	(6,524)	(2,482)	(9,006)
Other comprehensive income for the year	-	-	-	-	8,061	1,978	-	10,039	3,041	13,080
Total comprehensive income (loss) for the year	-	-	(6,524)	-	8,061	1,978	-	3,515	559	4,074
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	112	-	-	-	-	-	112	-	112
Balance as at December 31, 2024	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non-controlling interests	Total	Non- controlling interests	Total Equity
	Convenience translation into US$*
For the six months ended June 30, 2025:
Balance as at January 1, 2025	30,043	101,192	(13,561)	(2,036)	9,906	6,911	6,682	139,137	12,508	151,645
Profit (loss) for the period	-	-	364	-	-	-	-	364	(2,213)	(1,849)
Other comprehensive income (loss) for the period	-	-	-	-	(10,439)	53	-	(10,386)	186	(10,200)
Total comprehensive income (loss) for the period	-	-	364	-	(10,439)	53	-	(10,022)	(2,027)	(12,049)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from Non-controlling interests (see Note 1B)	-	-	-	-	-	-	10,627	10,627	19,936	30,563
Issuance of Capital note to Non-controlling interest	-	-	-	-	-	-	-	-	1,347	1,347
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at June 30, 2025	30,043	101,197	(13,197)	(2,036)	(533)	6,964	17,309	139,747	31,764	171,511

*	Convenience translation into US$ (exchange rate as at June 30, 2025: EUR 1 = US$ 1.173)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2025	2024	2024	2025
	€ in thousands			Convenience Translation into US$*

Cash flows from operating activities
Loss for the period	(1,576)	(3,347)	(9,006)	(1,849)
Adjustments for:
Financing expenses (income), net	978	2,206	19,247	1,148
Profit from settlement of derivatives contract	-	199	316	-
Impairment losses on assets of disposal groups classified as held-for-sale	-	405	405	-
Depreciation and amortization expenses	8,488	8,279	15,935	9,956
Share-based payment transactions	4	61	112	5
Share of profits of equity accounted investees	(12)	(1,809)	(11,062)	(14)
Change in trade receivables and other receivables	7,385	(3,214)	(8,824)	8,662
Change in other assets	(1,002)	5	3,770	(1,175)
Change in receivables from concessions project	-	793	793	-
Change in trade payables	2,678	(633)	(31)	3,141
Change in other payables	(4,810)	1,759	4,455	(5,642)
Tax benefit	(1,771)	(993)	(1,429)	(2,077)
Income taxes refund (paid)	(27)	479	623	(32)
Interest received	1,344	1,706	2,537	1,576
Interest paid	(6,626)	(5,428)	(9,873)	(7,772)
Net cash provided by operating activities	5,053	468	7,968	5,927
Cash flows from investing activities
Acquisition of fixed assets	(36,930)	(19,593)	(72,922)	(43,317)
Interest paid capitalized to fixed assets	(1,827)	(1,121)	(2,515)	(2,143)
Proceeds from sale of investments	-	9,267	9,267	-
Advances on account of investments	-	(54)	(163)	-
Proceeds from advances on account of investments in process	-	-	514	-
Proceeds in settlement of derivatives, net	-	159	(316)	-
Proceeds from in restricted cash, net	(9,166)	119	689	(10,751)
Proceeds from (investment in) short term deposits, net	-	(1,483)	1,004	-
Net cash used in investing activities	(47,923)	(12,706)	(64,442)	(56,211)
Cash flows from financing activities
Issuance of warrants	475	3,735	2,449	557
Cost associated with long term loans	(1,057)	(1,466)	(2,567)	(1,240)
Sale of shares in subsidiaries to Non-controlling interests (Note 1B)	20,852	-	-	24,458
Payment of principal of lease liabilities	(452)	(486)	(2,941)	(530)
Proceeds from short term loans	17,434	-	-	20,450
Proceeds from long term loans	465	10,478	19,482	545
Repayment of long-term loans	(6,753)	(6,667)	(11,776)	(7,921)
Repayment of Debentures	(35,691)	(35,845)	(35,845)	(41,864)
Proceeds from issuance of Debentures, net	56,729	45,790	74,159	66,540
Net cash provided by financing activities	52,002	15,539	42,961	60,995

Effect of exchange rate fluctuations on cash and cash equivalents	(3,766)	1,188	3,092	(4,417)
Increase in cash and cash equivalents	5,366	4,489	(10,421)	6,294
Cash and cash equivalents at the beginning of the period	41,134	51,127	51,127	48,248
Cash from disposal groups classified as held-for-sale	-	428	428	-
Cash and cash equivalents at the end of the period	46,500	56,044	41,134	54,542

*	Convenience translation into US$ (exchange rate as at June 30, 2025: EUR 1 = US$ 1.173)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli Company involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel.

As of June 30, 2025, the Company owns eleven solar plants (each, a “Solar Plant” and, together, the “Solar Plants”) connected to their respective national grids and operating as follows: (i)100% of five solar plants in Spain with an aggregate installed capacity of approximately 35.9 Mega Watt (“MW”), (ii) 51% of Talasol Solar S.L.U (hereinafter - “Talasol”), which owns a solar plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (hereinafter - the “Talasol Solar Plant”), (iii) 51% of three solar plants in Italy with an aggregate installed capacity of approximately 38 MW, and (iv) 100% of two solar plants in the Dallas Metropolitan area, Texas, USA, with an aggregate installed capacity of approximately 27 MW.

In addition, as of June 30, 2025, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (“Dorad”), (ii) 51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes, (iii) 100% of Solar projects in Italy with an aggregate capacity of 134 MW that have reached Ready to Build (“RtB”) status, (iv) 100% of Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter (“Nm3”) per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (hereinafter - the “Manara PSP”), and (vi) 100% of three solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 36 MW that are under construction. The Company also develops additional solar projects in Italy, USA, Spain, and Israel.

For information concerning the acquisition of additional Dorad shares subsequent to June 30, 2025, see Notes 6A and 12B.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

Material events in the reporting period

A.	Issuance of the Company’s Series G Debentures in February 2025

On February 16, 2025, the Company issued in an Israeli public offering an aggregate principal amount of NIS 214,479,000 of Series G Debentures, due December 31, 2032. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 211.7 million (approximately €56.7 million as of the issuance date).

The Series G Debentures are not secured by any collateral and are traded on the TASE.

The principal amount of Series G Debentures is repayable in seven non-equal installment on December 31 in each of the years 2026 to 2032 (inclusive) as follows: 10% of the principal on the 2026 repayment date, 2.5% of the principal on each of the 2027 and 2028 repayment dates, 10% of the principal on the 2029 repayment date and 25% of the principal on each of the 2030, 2031 and 2032 repayment dates. The Series G Debentures bear a fixed interest at the rate of 6.34% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31, commencing December 31, 2025 through December 31, 2032 (inclusive).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

A.	Issuance of the Company’s Series G Debentures in February 2025 (cont’d)

The Series G Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company does not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series G Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series G Debentures provided that: (i) the Company is not in default of any of the immediate repayment provisions included in the Series G Deed of Trust or in breach of any of the Company’s material obligations to the holders of the Series G Debentures pursuant to the terms of the Series G Deed of Trust, (ii) the expansion will not harm the Company’s compliance with the financial covenants for purposes of the immediate repayment provision included in the Series G Deed of Trust and (iii) to the extent the Series G Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series G Debentures.

The Series G Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event the Company does not meet certain financial covenants. The financial covenants are as follows:

a.	The Company’s Series G Adjusted Balance Sheet Equity (as such term is defined in the Series G Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol Solar Plant, and interest rates), on a consolidated basis, shall not be less than €80 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €84 for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by creditors who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series G Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series G Net Financial Debt, to (b) the Series G Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series G Net Financial Debt (hereinafter - the “Series G CAP, Net” and the “Series G Ratio of Net Financial Debt to Series G CAP, Net,” respectively), shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) the Company’s Series G Net Financial Debt, to (b) the Company’s earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series G Deed of Trust), based on the aggregate four preceding quarters (hereinafter - the “Series G Adjusted EBITDA” and the “Series G Ratio of Net Financial Debt to Series G Adjusted EBITDA”), shall not be higher than 11 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

A.	Issuance of the Company’s Series G Debentures in February 2025 (cont’d)

The Series G Deed of Trust further provides that the Company may make distributions (as such term is defined in the Israeli Companies Law, e.g. dividends), to the Company’s shareholders, provided that: (a) the Company will not distribute more than 60% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company is in compliance with all of its material undertakings to the holders of the Series G Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) the Company will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series G Adjusted Balance Sheet Equity not lower than €97 million, (ii) Series G Ratio of Net Financial Debt to Series G CAP, Net not to exceed 58%, and (iii) Series G Ratio of Net Financial Debt to Series G Adjusted EBITDA, shall not be higher than 9, and not to make distributions if the Company does not meet all of its material obligations to the holders of the Series G Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

B.	Closing of the Clal Investment Transaction in a 198 MW Solar Portfolio in Italy

In June 2025, the Company consummated the investment transaction with Clal Insurance Company Ltd. (“Clal”) in the Company’s 198 MW solar portfolio of operating projects and projects under construction and development in Italy. In consideration for its undertaking to invest approximately €52 million in the Italian solar portfolio, Clal received a 49% interest in the portfolio (including outstanding shareholder’s loans, capital notes and equity). Upon consummation of the transaction, the Company received approximately €21 million. Of the remainder consideration, the Company recorded as short-term other receivables €13.7 million and did not yet record €17 million, which represents the consideration not yet paid in connection with shareholder loans. As the Company continues to direct the operations of the 198 MW Italian solar portfolio, and the rights granted to Clal are protective minority rights, this transaction did not result in a loss of control and was accounted for as an equity transaction. The Company therefore recognized in equity (transaction reserve with non-controlling interests) an amount of approximately €9.1 million (net of taxes in the amount of approximately €0.9 million). Tax benefit was recorded in profit and loss in connection with the utilization of current losses to offset such taxes amounting to approximately €0.9 million.

The Clal Agreement includes customary representations and warranties of the Company and Clal and an indemnification mechanism for breaches of representations, warranties and undertakings, subject to customary caps and limitations, as a sole remedy, subject to customary exceptions. The Clal Agreement provides Clal with a right of first look commencing with the consummation of the transactions contemplated by the Clal Agreement with respect to investment in other solar projects currently developed or that will be developed by the Company and its subsidiaries in Italy for an investment under similar terms as the Clal Agreement, mutatis mutandis. Pursuant to the right of first look mechanism, the Company will provide Clal certain information with respect to each project that has reached Ready-to-Build status and the Company decided to advance its construction, and Clal will have a few months to notify the Company that it is interested in investing up to 49% in such projects or any portion thereof upon the terms set forth in the notice provided to Clal by the Company.

Upon consummation of the transactions contemplated by the Clal Agreement, the Company and Clal signed a partners agreement (the “Clal PA”) and the Company issued Clal a warrant (the “Clal Warrant”).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

B.	Closing of the Clal Investment Transaction in a 198 MW Solar Portfolio in Italy (cont’d)

The Clal PA sets forth the relationship between the general partner and the limited partners, the governance and management of the Israeli LP, the funding and financing of the Israeli LP and the mechanism for future transfers of interests in the Israeli LP. Pursuant to the Clal PA, Clal undertakes to provide its pro rata portion of the amounts required for the development of the Italian Solar Portfolio to the Israeli LP, which in turn will fund the Luxembourg subsidiary and the Italian project companies. The Company’s aggregate funding commitment in the Italian Solar Portfolio has already been provided by the Company. The Clal PA also provides for the payment of annual management fees to the Company. The Clal PA provides each limited partner with customary rights, including a full tag-along right in the event of a change in control of the Company and includes customary veto rights. The Clal PA provides that following repayment of partners’ loans, the Israeli LP’s surpluses will be distributed to the limited partners, pro rata to their holdings, on a semi-annual basis, subject to maintaining the working capital required by the Israeli LP for the two following quarters.

The Clal Warrant covers 416,000 ordinary shares of the Company, with an exercise price of NIS 69.7 (approximately $18.5) per share. The Clal Warrant is for a term of twenty-six months and may only be exercised on a cashless basis. In the event the Company’s shares are traded at a price higher than NIS 80 (approximately $21.2) per share when the Clal Warrant is exercised, the Company, at its discretion, may choose to issue shares on a cashless basis assuming a market price per share of NIS 80 and pay Clal the remainder in cash. As the exercise price is denominated in NIS, the option constitutes a liability and is revalued and recognized at fair value in each reporting period. As of the closing date the value of the Clal Warrant was approximately €474 thousand and as of June 30, 2025 the Clal Warrant was valued at €1,030 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General (cont’d)

C.	Impact of War in Israel

On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Houthis from Yemen and by the Iranian regime in early April 2024 and in October 2024. A ceasefire commenced in Israeli’s northern border on November 27, 2024 and a temporary ceasefire commence in Israel’s southern border on January 19, 2025 but military actions have been resumed since then. On June 13, 2025, the State of Israel launched operation “Rising Lion” against Iran, as part of the Iron Swords war, for the purpose of removing the nuclear and missile threat against Israel. As a result of this operation, strict restrictions were imposed on the Israeli home front and the Israeli economy began operating in a state of emergency whereby only essential businesses were allowed to open and the schools and higher education system shifted to online learning, two instructions that resulted in substantial damage to the Israeli economy. On June 24, 2025, an agreement was reached regarding a ceasefire with Iran, after which the Israeli economy resumed operating in full capacity. Dorad’s revenues in June 2025 decreased by approximately 22% compared to the same month in the previous year, including due to the military operation. The substantial majority of the Company’s operating facilities, which serve as its main sources of liquidity, are located outside of Israel, in Spain, Italy, the Netherlands and the USA. The substantial majority of the projects under development of the Company are also located outside of Israel, in Italy and in the USA. These facilities and projects have not been impacted by the war and hostilities in Israel. In connection with the war, the construction works on the Manara PSP site were stopped. Following the ceasefire achieved in November 2024 between Israel and Lebanon, on April 7, 2025 the EPC commenced the ramp-up period for the construction works at the site. The Israeli Electricity Authority granted a sixteen month extension to the regulatory milestones and the duration of the general license. The Company’s headquarters are located in Tel Aviv, which is in central Israel, and the Company’s headquarter work continued uninterrupted throughout the war and hostilities. The Company’s management is continuously monitoring developments and acting in accordance with the directives of the various authorities. However, as these are events characterized by uncertainty, among other things, regarding the date of the end of the war and the indirect effects that may be caused by it, the Company is unable to predict the impact of the war on the Company’s financial condition results of operations.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated unaudited interim financial statements are the same as those applied by the Company in its annual financial statements for 2024.

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2024 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 30, 2025.

B.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

Note 3 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Restricted Cash and Deposits

	June 30,	December 31,
	2025	2024
	€ in thousands

Short-term restricted cash	13,930	656

Restricted cash and bank deposits, long-term (1)	13,128	17,052

1.	Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements.

Note 5 - Trade and Other Receivables

	June 30, 2025	December 31, 2024
	€ in thousands
Current Assets - Trade and Revenue receivables:
Trade receivable	1,324	980
Income receivable	3,331	4,413
	4,655	5,393
Current Assets - Other receivables:
Government authorities	5,307	5,886
Interest receivable	65	193
Advance tax payment	165	74
Inventory	507	909
Insurance receivable *	4,069	5,602
Compensation receivable **	1,463	-
Prepaid expenses	1,924	1,141
Other	1,566	1,536
	15,066	15,341
Non-current Assets - Long term receivables:
Prepaid expenses associated with long-term loans	13,171	12,186
Annual rent deposits	1,273	688
Loans to others	516	537
	14,960	13,411

*	Mainly comprised of compensation in connection with a fire event (See Note 6D to the annual financial statements).

**	Consists mainly of agreed compensation expected to be received from the EPC contractor of two of the Company’s US facilities for loss of income due to delays in construction.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A.	Ellomay Luzon Energy and Dorad-

Since November 2010, the Company indirectly (through Ellomay Clean Energy LP (“Ellomay Energy LP”)) holds 50% of Ellomay Luzon Energy. As of June 30, 2025, Ellomay Luzon Energy held 18.75% of Dorad, which owns an approximate 850 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). The investment in Ellomay Luzon Energy is accounted for under the equity method. Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Electricity Authority, NOGA - Electricity System Management Ltd. and Israel Natural Gas Lines Ltd. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. As of June 30, 2025, total performance guarantees provided by Dorad amounted to approximately NIS 182,000 thousand (approximately €46 thousand). The Company’s indirect share of guarantees that Dorad provided through its shareholders as of June 30, 2025 was approximately NIS 17,000 thousand (approximately €4,300 thousand). In connection with the acquisition of additional Dorad shares by Ellomay Luzon Energy in July 2025, as described below, the Company’s share in the guarantees was increased proportionately to represent the new indirect holdings in Dorad.

Acquisition of Additional Shares of Dorad by Ellomay Luzon Energy

In April 2025, Ellomay Luzon Energy provided a notice of exercise of a right of first refusal granted to it under Dorad’s articles of association and shareholders agreement in connection with 15% of Dorad’s outstanding shares that were held by Zorlu Enerji Elektrik Üretim A.S (hereinafter - “Zorlu”), which at the time held 25% of Dorad’s outstanding shares. The aggregate purchase price for such shares was approximately NIS 424.4 million (approximately €107.3 million, based on the exchange rate as of June 30, 2025), subject to certain adjustments.

Edelcom Ltd. (hereinafter - “Edelcom”), another shareholder of Dorad, also provided a notice of exercise in connection with 15% of Dorad’s outstanding shares in April 2025. Therefore, pursuant to Dorad’s articles of association and shareholders agreement, and subject to the fulfillment of the conditions to closing to purchase 7.5% of Dorad’s outstanding shares by each of Ellomay Luzon Energy and Edelcom (including, among other things, obtaining regulatory approvals and the approval of Dorad’s board of directors), each of them was entitled to purchase 7.5% of Dorad’s outstanding shares. In connection with the exercise of the right of first refusal by Edelcom, Ellomay Luzon Energy notified Zorlu that it maintains its right to purchase the entire 15% of Dorad’s outstanding shares should Edelcom fail to fulfill the conditions to closing for the acquisition of 7.5% of Dorad’s outstanding shares.

On June 4, 2025, Dorad received a statement of claim filed against it by a former director and a serving director (both representing Edelcom), seeking declaratory relief for access to Dorad’s documents, a declaration that the Dorad board of directors’ resolutions regarding the sale of shares by Zorlu are null and void, and a declaration that the director representing Edelcom is entitled to independent legal counsel and representation with respect to his rights as a director, particularly in relation to the sale of Zorlu’s shares, retroactively as from April 14, 2025. Dorad notes in its financial statements as of and for the three and six months ended June 30, 2025 that it denies the allegations made in the statement of claim, and its response is expected to be filed by September 21, 2025.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.	Ellomay Luzon Energy and Dorad (cont’d)-

On July 14, 2025, Zorlu sold 10% of Dorad’s outstanding shares owned by it, which was not subject to a right of first refusal, to The Phoenix Insurance Company Ltd. and The Phoenix Pension and Provident Fund Ltd.

On July 20, 2025, Edelcom filed an ex parte petition with the Tel Aviv (Economic Division) District Court for a temporary injunctions and orders, requesting that the court prohibit Dorad’s board of directors and shareholders from convening to approve the transfer of 7.5% of Dorad’s outstanding shares from Zorlu to any entity other than to Edelcom, and to prohibit Zorlu from selling those shares to Ellomay Luzon Energy or to The Phoenix. On the same day the court rejected Edelcom’s petition and set deadlines for the parties’ responses (by July 29, 2025), and for the filing of a main proceeding by Edelcom (by July 27, 2025). The Court’s decision further noted that if future actions will be approved by Dorad based on a transfer of shares if it occurs (and this, as stated, without the Court preventing it), whereby the increased power of the respondents as shareholders is used for the purpose of changes in Dorad’s board of directors, or the transfer of the shares to third parties, as Edelcom noted that it fears, and to the extent that the respondents will try to take such actions or other irrevocable action, Edelcom will be notified seven days in advance, in a manner that will allow it time to act and the Court to give appropriate instructions.

On July 21, 2025, the final date for obtaining all required approvals for the completion of Zorlu’s share sale to Ellomay Luzon Energy and Edelcom, Dorad’s board of directors and shareholders convened and approved the transfer of an additional 7.5% of Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy. On July 22, 2025, as not all the conditions to closing of the sale of 7.5% of Dorad’s outstanding shares to Edelcom were fulfilled, Edelcom’s agreement with Zorlu was terminated and the transfer of 15% Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy was consummated. Following such transfer, the shareholders of Dorad are: Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”) (37.5%), Ellomay Luzon Energy (33.75%), Edelcom (18.75%) and The Phoenix (10%).

On July 27, 2025, Edelcom filed a statement of claim with the Tel Aviv (Economic Division) District Court against Dorad, Dorad’s other shareholders and the trustee appointed in connection with the Zorlu transactions. The claim seeks declaratory relief, including that as of July 21, 2025 (the date on which Dorad’s board of directors and shareholders’ approved the transfer of the additional 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy) the agreement between Zorlu and Edelcom for the sale and purchase of 7.5% of Dorad’s outstanding shares was valid and binding and did not require the approval of any third parties; that the said agreement was breached by Zorlu; that the resolutions of Dorad’s board of directors and shareholders approving the transfer of 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy are void; that the sale agreement between Zorlu and Ellomay Luzon Energy with respect to the additional 7.5% of Dorad’s outstanding shares is void; and requesting mandatory injunctions ordering Ellomay Luzon Energy to cancel the agreement between it and Zorlu for the sale of 7.5% of Dorad’s outstanding shares, and compelling Zorlu to sell these shares to Edelcom. Additionally, the claim seeks orders requiring Dorad’s board of directors and shareholders to convene and approve the transfer of 7.5% of Dorad’s outstanding shares to Edelcom, to amend Dorad’s shareholder register accordingly, and for any other relief necessary to complete the aforementioned actions.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.	Ellomay Luzon Energy and Dorad (cont’d)-

Pursuant to an arrangement between the parties to the legal proceeding, the respondents were required to respond to Edelcom’s request for temporary injunctions by August 4, 2025. Several hours before the filing deadline, Edelcom informed the respondents and the court that it was unilaterally withdrawing its request for temporary injunctions. On August 11, 2025, following submission of the respondents’ positions on the matter, the court approved the withdrawal request, imposing legal expenses on Edelcom in the aggregate amount of NIS 200 thousand (of which NIS 40 thousand are due to each of Dorad and Ellomay Luzon Energy).

The respondents are required to file their statement of defense to the Edelcom statement of claim by November 13, 2025. A preliminary hearing is scheduled for November 11, 2025. The Company and Ellomay Luzon Energy cannot at this time predict the outcome of the legal proceedings.

Based on the terms of the share purchase agreement governing the sale of Dorad’s shares, the buyer was required to deposit an autonomous guarantee in the amount of the consideration upon execution of the agreement. To enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company deposited an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which will serve as collateral to the bank that issued the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. In April 2025, the Company withdrew an amount of NIS 60 million under the Commercial Paper Agreement. Following consummation of the acquisition of 15% of Dorad’s outstanding shares by Ellomay Luzon Energy as set forth below, the guarantee was released and the Company provided a notice of early repayment to the holder of the commercial paper.

Financing of Acquisition of 15% of Dorad’s Outstanding Shares

The consideration for the additional Dorad shares purchased by Ellomay Luzon Energy in July 2025 (approximately NIS 424 million (approximately €108 million as of the closing date) as noted above), was funded by bank financing (the “EL Loan Agreement”) provided to Ellomay Luzon Energy consisting of three tranches as follows: (i) a loan in the amount of NIS 175 million (approximately €45 million as of the closing date), bearing annual interest in the range of +0.5% to -0.5% of the Israeli Prime Rate (the “First EL Loan”), (ii) a loan in the amount of NIS 175 million (approximately €45 million as of the closing date), bearing fixed annual interest rate between 5% and 6% (the “Second EL Loan”), and (iii) a loan in the amount of NIS 70 million (approximately €18 million as of the closing date), bearing annual interest rate in the range of +0.5% to -0.5% of the Israeli Prime Rate (the “Third EL Loan”).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.	Ellomay Luzon Energy and Dorad (cont’d)-

The First EL Loan is repayable in four semi-annual payments commencing December 31, 2031 and ending on June 30, 2033, and the interest on the First EL Loan is payable in semi-annual payments commencing December 31, 2025 and ending on the final repayment of the First EL Loan. The Second EL Loan is repayable in sixteen semi-annual payments commencing December 31, 2025 and ending on June 30, 2033, and the interest on the Second EL Loan is payable in semi-annual payment commencing December 31, 2025 and ending on the final repayment of the Second EL Loan. The Third EL Loan is repayable in one payment on December 31, 2025, unless the conditions set forth in the EL Loan Agreement will not be met, which will enable Ellomay Luzon Energy to ask for an extension until December 31, 2026. The interest on the Third EL Loan is payable on December 31, 2025 and, to the extent an extension is requested, in semi-annual payments thereafter until the final repayment of the Third EL Loan.

In connection with the EL Loan Agreement, Ellomay Luzon Energy granted the lender a first ranking fixed pledge on its rights in connection with an account with the lender (the “Pledged Account”), in which all amounts due to Ellomay Luzon Energy from Dorad will be deposited. The EL Loan Agreement provides that when any dividend is received from Dorad: (i) Ellomay Luzon Energy will leave in the Pledged Account the amount required for the next payment to the lender, (ii) to the extent the amount received during a calendar year exceeds NIS 65 million, then Ellomay Luzon Energy will make an early repayment of the First EL Loan and thereafter the Third EL Loan in the amount of 50% of the difference between the amount of receipts in the calendar year and NIS 65 million by no later than June 30 of the following year (pro rata over all future payments), and (iii) with respect to any amount in excess of the amounts required as stated in paragraphs (i) and (ii) – Ellomay Luzon Energy is entitled to use the funds deposited in the Pledged Account for any need, subject to the provisions of the law and the agreements with the lender. The EL Loan Agreement provides that the First and Third EL Loans may be prepaid without an early repayment fee and the Second EL Loan may be prepaid subject to payment of fees as generally acceptable in the lender.

The EL Loan Agreement includes customary immediate repayment provisions, including in the event of a breach of an undertaking by Ellomay Luzon Energy, a deterioration in Ellomay Luzon Energy’s financial situation and the initiation of legal proceedings in connection with the Dorad shares held by Ellomay Luzon Energy. The EL Loan Agreement includes additional undertakings by Ellomay Luzon Energy, including not to amend the Ellomay Luzon Energy shareholders’ agreement without the lender’s prior written consent and the execution of an undertaking not to operate outside its current field of operations; not to assume financial obligations and not to provide financing to a third party; not to sell and/or transfer and/or deliver and/or lease and/or rent any Asset and/or any right of its rights, as well as a negative pledge on any Asset (as this term is defined below) and/or part of the its Assets, without the lender’s prior written consent, other than a pledge on its shares of Dorad in favor of the lenders of Dorad. The undertaking defines an “Asset” as any asset and right of Ellomay Luzon Energy, including the shares of Dorad held by it and other rights of any kind, including its unissued share capital and goodwill.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.	Ellomay Luzon Energy and Dorad (cont’d)-

Potential Expansion of the Dorad Power Plant (“Dorad 2”)

With reference to Note 6.A to the annual financial statements under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”)”, with respect to the claim filed by Edelcom against Dorad and its other shareholders in connection with the potential expansion of the Dorad Power Plant, on January 27, 2025, Edelcom filed its response to Dorad’s request to dismiss in limine and on February 13, 2025, the court rejected the request. On April 7, 2025, Dorad, EAIS and Ellomay Luzon Energy submitted their responses. The court instructed the parties to finalize the preliminary proceedings by May 15, 2025. On June 29, 2025, the parties submitted an updated request for court approval of a procedural arrangement regarding the completion of the preliminary proceedings, whereby: the parties shall respond to the document disclosure requests and provide access to all documents listed in their disclosure affidavits by July 30, 2025; and any motions relating to document disclosure, if necessary, shall be submitted by September 1, 2025. On June 30, 2025, the court approved the updated procedural arrangement. On July 28, 2025, the parties submitted a joint motion for extension of the dates to finalize the preliminary proceedings and the court granted the motion as requested and dates were set for the finalization of the preliminary proceedings. Ellomay Luzon estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the proceeding.

For information concerning the approval of the planning and execution of the Dorad 2 project by the Dorad board of directors see Note 12E.

B.	Development of Solar Plants in Texas, USA –

Two projects with an aggregate capacity of approximately 27 MW, were placed in service in December 2024 and connected to the grid in April 2025 (the Fairfield and Malakoff projects). In July 2025 an additional project with a capacity of approximately 11 MW (the Talco project) was connected to the grid and an additional project with an aggregate capacity of approximately 11 MW is under construction (the Mexia project), expected to be connected to the grid during the second half of 2025. An additional project with a capacity of approximately 14 MW and approximately 30 MWh battery capacity has reached “ready to build” status at the end of March 2025. For information concerning receipt of payment under the agreement to sell tax credits, partial repayment of revolving credit line and the execution of a new credit line see Note 12D.

C.	Development of Solar Projects in Italy –

In connection with the Framework Agreement executed in December 2019 and further detailed in Note 6.C to the annual financial statements, one solar plant with a capacity of approximately 18 MW (51% owned by the Company) was connected to the grid in January 2025 and construction commenced on additional projects with an aggregate capacity of 160 MW (51% owned by the Company).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

C.	Development of Solar Projects in Italy (cont’d)-

Execution of Financing Agreement in connection with an Italian Solar Portfolio

On February 27, 2025, the Company executed a financing agreement (hereinafter - “the Project Finance”) with a European financial institution for the financing of the construction of 198 MW, including approximately 38 MW of operating projects, which are constructed and connected to the grid, and additional projects with an aggregate capacity of approximately 160 MW that have reached ready-to-build status and for which the EPC agreements were executed. The Project Finance in an amount of up to €110 million will be provided by way of senior secured notes to be issued in multiple tranches during the construction phase by a wholly-owned subsidiary of Ellomay Luxembourg. All notes are due on December 31, 2047 and to be repaid in semi-annual installments. The notes bear interest from and including the issue date to and excluding the maturity date at the rate of 4.50% per annum, to be paid semi-annually in arrears. The financial closing of the Project Finance is expected to occur in the coming weeks. As of June 30, 2025, no amounts were withdrawn under the Project Finance.

Note 7 - Financial Instruments

Fair value

(1)	Financial instruments - the composition of the derivatives

	June 30, 2025	December 31, 2024
	€ in thousands
Derivatives presented under current assets
Forward	442	-
Swap contracts	98	146
Financial power swap	98	-
	638	146

Derivatives presented under non-current assets
Swap contracts	760	716
Financial power swap	14,163	15,258
	14,923	15,974

Derivatives presented under current liabilities
Forward	-	(1)
Swap contracts	(41)	(43)
Financial power swap	-	(1,831)
	(41)	(1,875)

Derivatives presented under non-current liabilities
Swap contracts	(171)	(288)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2025
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Valuation techniques for determining fair value	Inputs used to determine fair value
	€ in thousands
Non-current liabilities:

Debentures	202,144	157,279	-	-		Market price
Loans from banks and others (including current maturities)	321,112	-	296,293	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2%-2.5% with a zero floor, fixed rate for several years 3.1%-6% Linkage to Euribor, 2.75%-4.78% Linkage to Consumer price index in Israel, Floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%, fixed rate of 2.58%-5.5%, Euribor+ 5.27% and 7% Linkage to Consumer price index in Israel.
	523,256	157,279	296,293	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

(3)	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments.

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2025
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Warrants	(844)	(1,032)	-	(1,876)	Level 1 - Fair value is measured at trade market. Level 2 - Fair value is measured by using the binomial option pricing model.
Swap contracts	-	646	-	646	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Forward contracts	-	442	-	442	Fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap	-	-	14,261	14,261	Fair value is measured by discounting the future fixed and assessed cash flows over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

There have been no transfers from one Level to another Level during the six months ended June 30, 2025.

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Financial power swap
€ in thousands
Balance as at December 31, 2024	13,427

Total income recognized in profit or loss	(2,563)

Total income recognized in other comprehensive income	3,397

Balance as at June 30, 2025	14,261

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8 - Fixed assets

				Office
	Solar	Pumped	Biogas	furniture and
	plants	storage	plants	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2025	351,414	160,844	39,643	359	552,260
Additions	31,549	6,092	574	116	38,331
Effect of changes in exchange rates	(6,495)	(6,437)	-	-	(12,932)
Balance as at June 30, 2025	376,468	160,499	40,217	475	577,659

Balance as at January 1, 2024	288,208	136,139	38,147	233	462,727
Additions	64,119	16,296	1,496	126	82,037
Transfer to disposal groups held for sale	(2,910)	-	-	-	(2,910)
Effect of changes in exchange rates	1,997	8,409	-	-	10,406
Balance as at December 31, 2024	351,414	160,844	39,643	359	552,260

Depreciation
Balance as at January 1, 2025	54,715	-	14,592	206	69,513
Depreciation for the period	6,759	-	1,359	37	8,155
Effect of changes in exchange rates	-	-	-	-	-
Balance as at June 30, 2025	61,474	-	15,951	243	77,668

Balance as at January 1, 2024	42,266	-	12,296	183	54,745
Depreciation for the year	12,939	-	2,296	23	15,258
Disposals	(490)	-	-	-	(490)
Balance as at December 31, 2024	54,715	-	14,592	206	69,513

Carrying amounts
As at June 30, 2025	314,994	160,499	24,266	232	499,991
As at December 31, 2024	296,699	160,844	25,051	153	482,747

Acquisition of fixed assets on credit

As of June 30, 2025, the Company acquired fixed assets on credit in the amount of €4.9 thousand. The cost of acquisition had not yet been paid at the reporting date.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Other Payables

	June 30,	December 31
	2025	2024
	€ in thousands
Employees and payroll accruals	484	389
Provision for Legal Claims	*2,218	515
Government authorities	85	642
Deferred revenues	223	902
Accrued expenses connected to Manara PSP	2,997	2,984
Accrued interest on Debentures	3,244	2,070
Other accrued expenses	1,862	2,864
Income tax payables	919	530
	12,032	10,896

*	Includes a provision in connection with a demand received by a third party for payment of consultancy fees. The Company plans on contesting the claim and does not currently estimate that the related expenses will be higher than the amount of the provision.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 10 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements. Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

	Italy	Spain			USA	Netherlands	Israel
	Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Solar	Biogas	Dorad	Manara Pumped Storage	Total reportable segments	Reconciliations	Total consolidated
	For the six months ended June 30, 2025
	€ in thousands
Revenues	2,557	1,489	627	8,392	125	6,945	28,086	-	48,221	(28,085)	20,136
Operating expenses	(231)	(212)	(295)	(2,270)	(41)	(6,157)	(22,047)	-	(31,253)	22,047	(9,206)
Depreciation expenses	(451)	(458)	(505)	(5,679)	-	(1,359)	(2,454)	-	(10,906)	2,418	(8,488)
Gross profit (loss)	1,875	819	(173)	443	84	(571)	3,585	-	6,062	(3,620)	2,442

Project development costs											(2,870)
General and administrative expenses											(3,384)
Share of profits of equity accounted investee											12
Other income, net											1,431
Operating profit (loss)											(2,369)
Financing income											7,051
Financing income in connection
with derivatives and warrants, net											439
Financing expenses											(8,468)
Loss before taxes on Income											(3,347)

Segment assets as at June 30, 2025	99,231	12,712	18,668	215,216	60,026	31,564	104,648	184,393	726,458	2,856	729,314

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 10 - Operating Segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
	Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Solar	Biogas	Dorad	Manara Pumped Storage	Solar*	Total reportable segments	Reconciliations	Total consolidated
	For the six months ended June 30, 2024
	€ in thousands
Revenues	529	1,423	513	8,973	-	8,018	29,803	-	278	49,537	(30,081)	19,456
Operating expenses	-	(273)	(337)	(2,252)	-	(6,661)	(22,088)	-	(142)	(31,753)	22,230	(9,523)
Depreciation expenses	(1)	(460)	(587)	(5,741)	-	(1,442)	(2,716)	-	(48)	(10,995)	2,764	(8,231)
Gross profit (loss)	528	690	(411)	980	-	(85)	4,999	-	88	6,789	(5,087)	1,702

Adjusted gross profit (loss)	528	690	(411)	980	-	(85)	4,999	-	317 [1]	7,018	(5,316)	1,702
Project development costs												(2,281)
General and administrative expenses												(3,034)
Share of profits of equity accounted investee												1,809
Operating profit (loss)												(1,804)
Financing income												2,424
Financing income in connection
with derivatives and warrants, net												2,852
Financing expenses												(7,886)
Loss before taxes on Income												(4,414)

Segment assets as at June 30, 2024	50,898	12,828	19,345	224,778	38,794	31,411	98,481	176,865	-	653,400	(18,618)	634,782

*	The results of the Talmei Yosef solar plant, which was sold by the Company in June 2024, are presented as a discontinued operation.

[1]	The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 10 - Operating Segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
	Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Solar	Biogas	Dorad	Manara Pumped Storage	Solar*	Total reportable segments	Reconciliations	Total consolidated
	For the year ended December 31, 2024
	€ in thousands
Revenues	2,293	2,974	1,741	18,365	-	15,094	67,084	-	278	107,829	(67,362)	40,467
Operating expenses	(109)	(519)	(593)	(4,695)	-	(13,887)	(50,065)	-	(142)	(70,010)	50,207	(19,803)
Depreciation and amortization expenses	(89)	(919)	(1,088)	(11,453)	-	(2,316)	(2,489)	-	(48)	(18,402)	2,515	(15,887)
Gross profit (loss)	2,095	1,536	60	2,217	-	(1,109)	14,530	-	88	19,417	(14,640)	4,777

Adjusted gross profit (loss)	2,095	1,536	60	2,217	-	(1,109)	14,530	-	317	19,646	(14,869)	4,777
Project development costs												(4,101)
General and administrative expenses												(6,063)
Share of income of equity accounted investee												11,062
Other income, net												3,409
Operating profit												9,084
Financing income												2,495
Financing income in connection with derivatives and warrants, net												1,140

Financing expenses, net												(23,286)
Profit before taxes on income												(10,567)

Segment assets as at December 31, 2024	67,546	12,633	19,403	225,452	55,564	32,360	109,579	186,333	-	708,870	(31,613)	677,257

*	The results of the Talmei Yosef solar plant, which was sold by the Company in June 2024, are presented as a discontinued operation and the plant was sold in June 2024. The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 11 - Leases

1.	Material lease agreements entered into during the period

Ellomay Solar Italy Eleven, S.L. leases the land on which it is constructing solar plant in the municipality of Torino, Verolengo, Piemonte Region, Italy, from a private lessor for a period of 31 years. There will be a regular semi-annual rent of approximately €214 thousand, not including VAT. The semi-annual rent is linked to the Italian CPI.

A right-of-use asset in the amount of €7,375 thousand has been recognized in the statement of financial position in respect of leases of land. A lease liability in the amount of €7,375 thousand has been recognized in the statement of financial position in respect of such leases of land, out of which an amount of €60 thousand has been recognized in short-term liabilities.

2.	Right-of-use assets

		Spain			Israel
	Italy	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Pumped Storage	USA	Total
	€ in thousands
Cost

Balance as at January 1, 2025	13,201	958	1,388	7,340	9,619	1,809	34,315
Additions	7,375	-	-	-	-	867	8,242
Depreciation for the period	(337)	(44)	(22)	(239)	(224)	(33)	(899)
Other	-	(21)	45	182	55	-	261
Effect of changes in exchange rates	-	-	-	-	(382)	(236)	(618)
Balance as at June 30, 2025	20,239	893	1,411	7,283	9,068	2,407	41,301

3.	Lease liability

Maturity analysis of the Company’s lease liabilities

June 30, 2025
€ in thousands
Less than one year	791
One to five years	3,912
More than five years	29,041

Total	33,744

Current maturities of lease liability	791

Long-term lease liability	32,953

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 12 - Subsequent events

A.	Execution of PPAs in Italy

In July 2025, three Italian project companies in which the Company indirectly holds a 51% interest signed long-term (9-year) power purchase agreements (“PPAs”) with Statkraft, Europe’s largest generator of renewable energy. The PPAs cover 75% of the capacity (at P50) of three operating solar plants in Italy’s central-southern zone (CSUD), with a combined capacity of approximately 38 MW.

B.	Acquisition of Additional Shares of Dorad

On July 22, 2025, Ellomay Luzon Energy, in which the Company holds 50% and which at the time held 19.875% of Dorad’s outstanding shares, purchased an additional 15% of Dorad’s outstanding shares in consideration for approximately NIS 424.4 million. For more information see Notes 1B and 6A.

C.	Private Placement of Ordinary Shares

On July 28, 2025, the Company consummated a private placement of 926,000 ordinary shares of the Company to Israeli institutional and classified investors. The price per share in the private placement was set at NIS 54 (approximately $16.3 as of the date of the private placement) and the gross proceeds to the Company were approximately NIS 50 million.

D.	Texas, USA, Solar Portfolio

In September 2025, the Company’s indirectly wholly-owned subsidiary, Ellomay Texas Solar Projects, LP. (“Ellomay Texas Solar”) entered into a Revolving Loan Agreement with Israel Discount Bank of New York (“IDB NY”) for the extension of a $5 million line of credit with a term of up to one year, bearing an interest rate of Prime Rate minus 0.75% (currently 7.75%) with a minimum Prime Rate of 5%. The Revolving Loan Agreement includes various customary representations, warranties and covenants that are similar to the covenants included in the deed of trust governing the Company’s Series F Debentures.

With reference to Note 6.D.4 of the annual financial statements, on September 4, 2025, following the commissioning of the solar plants owned by them, the Company’s indirectly wholly-owned US subsidiaries holding the Fairfield and Malakoff solar plants received an aggregate of $11.8 million in consideration for the sale of Investment Tax Credits pursuant to the agreement for the sale and transfer of ITCs executed in September 2024. Ellomay Texas Solar used a portion of the proceeds ($5 million) to repay the revolving loan agreement entered into in August 2024.

E.	Dorad Board Approval of the Dorad 2 Project

With reference to Note 6A to the annual financial statements under the heading “Expansion of the Dorad Power Plant (“Dorad 2”)”, on September 14, 2025, the Dorad board of directors approved the planning and execution of the Dorad 2 project. The Dorad board of directors also approved additional resolutions in connection with the Dorad 2 project including a budget until the project achieves financial closing and authorizing Dorad’s management to negotiate an agreement to maintain a production slot with a turbine manufacturer (an agreement that will be subject to an additional approval by the Dorad board of directors). The aforementioned resolution by Dorad’s board of directors was preceded by the adoption by Dorad’s shareholders of an amendment to Dorad’s articles of association providing that the project will require the approval of Dorad’s board of directors with a majority of 70% of the participating directors. See also Note 6A.